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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ____________________


                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 12)

                              ____________________

                           A.P. GREEN INDUSTRIES, INC.
                            (NAME OF SUBJECT COMPANY)

                              BGN ACQUISITION CORP.
                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                        (INCLUDING THE ASSOCIATED RIGHTS)
                         (Title of Class of Securities)

                                    393059100
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             GRAHAM L. ADELMAN, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                          2121 SAN JACINTO, SUITE 2500
                               DALLAS, TEXAS 75201
                                 (214) 953-4500

                                   COPIES TO:

                              JAMES C. MORPHY, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000
           (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)



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         This Amendment No. 12 amends and supplements the information set forth in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed by BGN Acquisition Corp. (the "Merger Sub") and Global Industrial Technologies, Inc. ("Purchaser") on March 6, 1998, as amended, with respect to shares of Common Stock, par value $1.00 per share (the "Common Stock"), of A.P. Green Industries, Inc. (the "Company"). Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1, as amended, including the Offer to Purchase filed as Exhibit (a)(1) thereto.

ITEM 10.  ADDITIONAL INFORMATION.

Item 10 is hereby amended and supplemented by adding thereto the following:

(f) On June 26, 1998, Purchaser issued a press release which announced the extension of the Offer to 5:00 p.m., ET, on Tuesday, June 30, 1998, unless further extended. Purchaser also announced that it had been advised by the Depositary that as of 5:00 p.m., ET, on Thursday, June 15, 1998, approximately 6.8 million shares of Common Stock had been validly tendered and not withdrawn, representing approximately 84% of the outstanding Common Stock. The foregoing description of the press release is qualified in its entirety by reference to a copy of the press release which is attached hereto as Exhibit (a)(21) and is incorporated by reference herein.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(21)  Press Release, dated June 26, 1998.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 26, 1998



                           GLOBAL INDUSTRIAL TECHNOLOGIES, INC.


                           BY: /S/ GRAHAM L. ADELMAN
                               ------------------------------------------------
                               Name:  Graham L. Adelman
                               Title: Senior Vice President, General Counsel
                                       and Secretary


                           BGN ACQUISITION CORP.


                           BY: /S/ GRAHAM L. ADELMAN
                               ------------------------------------------------
                               Name:  Graham L. Adelman
                               Title: Senior Vice President